FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

June 28, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS RECORD RESULTS FOR 2006 FULL YEAR PERIOD

 — Revenues increased 15.6% to $4.4 billion —

— Operating income increased 40.7% to $725.7 million —

—           Net income increased 58.3% to $603.2 million, or $4.41 per ADR ($1.47 per diluted share) —

—           Announces expansion of capital investment program —

Moscow, Russia – June 28, 2007– Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced results for the full year, ended December 31, 2006.

•                                    Record consolidated financial results

•                                    Significant improvement in steel segment performance

•                                    Revised investment program

US$ thousand	FY 2006	FY 2005	Change Y-on-Y
Revenues	4,397,811	3,804,995	15.6%
Net operating income	725,698	515,728	40.7%
Net operating margin	16.5%	13.6%	—
Net income	603,249	381,180	58.3%
EBITDA (1)	1,068,258	726,252	47.1%
EBITDA margin	24.3%	19.1%	—

(1) See Attachment A.

Alexey Ivanushkin, Mechel’s Chief Operating Officer, commented: “The past year was the best in Mechel’s history, as we continued our steady development of the Company, guided by our strategy of increasing mining segment output and raising profitability of our steel segment operations. The investment projects implemented to date started to bear fruit, as reflected in the Company’s performance.  Backed by predominantly positive trends in key markets and the actions we have taken to improve our operations, Mechel has achieved record financial results.  Also, our results for the year once again demonstrate the advantages of Mechel’s integrated structure and diversified operations that combine mining and steel production assets, which also enabled the Company to capitalize on positive trends in pricing for metals products while offsetting unfavorable pricing dynamics in coal markets during 2006..”

Consolidated Results

Net revenue in 2006 rose by 15.6% to $4.4 billion from $3.8 billion in 2005.  Operating income rose 40.7% to $725.7 million, or 16.5% of net revenue, compared to operating income of $515.7 million, or 13.6% of net revenue in 2005.

For 2006, Mechel reported consolidated net income of $603.2 million, or $4.41 per ADR ($1.47 per diluted share), an increase of 58.3% over consolidated net income of $381.2 million, or $2.85 per ADR ($0.95 per diluted share), in 2005.

Consolidated EBITDA rose 47.1% to $1.1 billion in 2006, compared to $726.3 million a year ago, reflecting the positive impact of favorable market conditions and the Company’s commitment to expense management, along with the return on investments aimed at increasing operational performance of Mechel’s subsidiaries.

Mining Segment Results

US$ thousand	2006	2005	Change Y-on-Y
Revenues from external customers	1,336,142	1,094,782	22.0%
Operating income	321,962	401,252	(19.8)%
Net income	196,801	313,736	(37.3)%
EBITDA	408,139	465,710	(12.4)%
EBITDA margin (2)	23.8%	32.5%	—

(2)         EBITDA margin is calculated out of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output

Product	FY 2006, thousand tonnes	FY 2006 vs. FY 2005
Coal	17,013	9%
Coking coal	9,697	13%
Steam coal	7,316	4%
Iron ore concentrate	4,976	10%
Nickel	14.4	14%

Mining segment revenue for 2006 totaled $1.3 billion, or 30.4% of consolidated net revenue, an increase of 22.0% over segment revenue of $1.1 billion, or 28.8% of consolidated net revenue in the 2005.  The increase in revenue reflects production growth, strong market positions in coal, and large-scale sales of mining products to third parties.

Operating income in the mining segment in 2006 decreased by 19.8% to $322.0 million, or 24.1% of total sales to third parties, compared to operating income of $401.3 million, or 36.7% of total sales to third parties a year ago. EBITDA in the mining segment in 2006 was $408.1 million compared to EBITDA of $465.7 million in 2005. The EBITDA margin of the mining segment was 23.8% for the 2006 full year period, versus 32.5% in 2005.  As previously announced, results for the mining segment in 2006 include a nonrecurring charge related to mineral extraction tax claimed from the Company’s Korshunov Mining Plant for the period of 2002-2005.

Alexey Ivanushkin commented on the results of the mining segment: “Throughout the year we have steadily executed on our strategy targeted at expanding our mining segment and securing Mechel’s position as one of Russia’s leading mining companies.  Market conditions for coal products in 2006 were not quite as favorable versus the previous year, in which we experienced high demand and pricing levels. While pricing levels were lower than those seen a year ago, this was offset in part by the increased production volumes of coal, nickel, and iron ore concentrate we managed to achieve at all of our subsidiaries.  Starting from the second half of 2006, prices for our mining segment products were on the rise, generating an EBITDA margin for the segment of 29.8% in the 4th quarter.  Based on the current favorable pricing environment and current outlook, we are positive regarding the prospects of our mining subsidiaries and will maximize our profit by further increasing production volumes and controlling costs.”

Steel Segment Results

US$ thousand	2006	2005	Change Y-on-Y
Revenues from external customers	3,061,669	2,710,213	13.0%
Operating income	403,737	114,475	252.7%
Net income	406,448	67,443	502.7%
EBITDA	660,119	260,542	153.4%
EBITDA margin (2)	21.4%	9.4%	—

(2)         EBITDA margin is calculated out of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output

Product	FY 2006, thousand tonnes	FY 2006 vs. FY 2005
Coke	2,570	(1)%
Pig iron	3,631	8%
Steel	5,950	1%
Rolled products	4,714	2%
Hardware	611	10%

Revenue from Mechel’s steel segment increased 13% in 2006 to $3.1 billion, or 69.6% of consolidated net revenue, from $2.7 billion, or 71.2% of consolidated net revenue, in 2005 .

For the 2006 full year period, operating income of the steel segment increased 252.7% to $403.7 million, or 13.2% of sales to third parties, compared to operating income of $114.5 million, or 4.2% of sales to third parties, in the 2005 full year period.  EBITDA in the steel segment for 2006 was $660.1 million, an increase of 153.4% over segment EBITDA of $260.5 million in 2005. The EBITDA margin of the steel segment was 21.4% in 2006 compared to 9.4% in 2005.

Alexey Ivanushkin commented, “2006 marked record financial results and profitability levels for our steel segment, clearly demonstrating the progress we have made in implementing our strategy of enhancing production efficiency and reducing operating costs, as the investment projects we have implemented to date started to yield results.  The performance of our steel segment also benefited from a favorable pricing environment, especially in growing rebar market. During the year, we leveraged our position as the second largest Russian producer of long products, steadily increasing sales in the domestic market, which carries premium to export prices, as domestic demand continued to strengthen.  Going forward we remain committed to increasing profitability and reducing costs while further developing our steel production capabilities.”

Recent Highlights

•                  In December of 2006, Mechel announced the commissioning of a new continuous casting machine at its subsidiary, Chelyabinsk Metallurgical Plant, with the annual capacity of over 1 million tonnes of billets. The new continuous caster will allow Mechel to significantly reduce its production costs and improve the quality of long products.

•                  Through a series of private transactions and public offerings, Mr. Zyuzin increased his stake in Mechel to 68.2% as of December 31, 2006.  These transactions were carried out in full accordance with the agreement between core shareholders regarding Igor Zyuzin’s acquisition of Vladimir Iorich’s stake in Mechel OAO.

•                  In January of 2007, Mechel announced the earlier closure of the privatization contract for its Romanian steel plant, Mechel Targoviste, having completely met all its investment obligations under this contract.

•                  In March of 2007, Mechel announced the commissioning of a new continuous casting machine at its Romanian steel plant Mechel Targoviste. The investments in the continuous caster reconstruction and infrastructure amounted to approximately $14.0 million. The new unit will allow Mechel Targoviste to significantly reduce production costs and improve the quality of its long products.

•                  In March of 2007, Mechel announced the acquisition of a controlling stake of 93.35% of Southern Kuzbass Power Plant OAO.  The transaction amount totaled approximately US$265.0 million. The acquisition of Southern Kuzbass Power Plant was in line with Mechel’s strategy to further develop its mining segment.

•                  In April of 2007, Mechel announced the early completion of its obligations under the privatization contract for its Romanian steel plant, Mechel Campia Turzii, having completely met all its investment obligations under this contract.

•                  In May of 2007, Mechel announced the commissioning of a new berthing wall and warehouse areas at its subsidiary, Trade Port Posiet OAO. The commissioning will enable the port to accept and handle 40K-tonne Handymax class ships as early as this year.

•                  In May of 2007, Mechel announced the acquisition of a 49% stake of Kuzbass Power Sales Company OAO. The transaction amount totaled approximately US$44.0 million. Together with 1.2% of the shares owned by Mechel previously, its stake in Kuzbass Power Sales Company has increased to 50.2%.

•                  In June of 2007 Mechel announced an agreement with Danieli to provide for the modernization of Mechel’s steel operations. The agreement between Mechel and Danieli, will include the re-equipment of CMP’s electric arc furnace No.6 with fundamental modernization of its continuous caster to multiply its productivity by 3.5 - 4 times, to 1.2 million tonnes of slabs annually.

Capital Investment Program

Alexey Ivanushkin added: “Investment activities in recent years have allowed Mechel to boost production volumes and increase the profitability of its operations. Based on our extensive experience, we have conducted a thorough analysis of the Company’s investment capabilities and have decided to expand our investment program for 2007-2011 in both the mining and steel segments.  In both segments the Company will focus on developing projects that will allow Mechel to generate steady operational results, increase value-added product output, and improve its production effectiveness.”

Total capital investment in 2007-2011 is expected to be approximately US$2.7 billion.

About $1.2 billion of this will be invested in the mining segment, with the goal of increasing annual coal output to 25.0 million tonnes by 2010. About $700.0 million of this amount will be invested in Southern Kuzbass towards construction of new mines: Erunakovskaya-1, Sibirginskaya (Extension 2), Olzherasskaya-Glubokaya; and implementation of cost cutting measures in mining, transportation, and coal washing.

About $300.0 million will be invested in technical upgrades of the Southern Urals Nickel Plant which will allow it to increase its output to 24 thousand tonnes while reducing production costs.

The remaining $1.5 billion of the capital investment program is planned for development of Mechel’s steel subsidiaries.  About $1.3 billion will be invested in the further modernization of Chelyabinsk Metallurgical Plant.  These investments will allow the plant to double its volumes of continuously cast steel billets, reduce billet sales to third parties, and extend its construction and engineering rolled products mix. The investment plan also provides for reconstruction of existing hot and cold rolling facilities, including the increase of stainless steel flat rolled products output.

Investments in the modernization of Izhstal will total about $140.0 million, and will be channeled to the plant’s technical re-equipment program, comprised of fundamental modernization of its steel melting operations and a reconstruction of its long product rolling facilities.

In order to increase its exports to Asian Pacific countries, Mechel plans a reconstruction of Port Posiet that will require about US$70.0 million.  Following the expansion, Posiet will increase its annual throughput to 5 million tonnes, and will be capable of accepting and handling 60,000-tonne Panamax class ships.

The rest of the capital investments in the steel segment will be made in Korshunov Mining Plant ($90.0 million), Beloretsk Metallurgical Plant ($60.0 million), Mechel Campia Turzii ($30.0 million), Mechel Targoviste ($25.0 million), Mechel Nemunas ($10.0 million), and Urals Stampings Plant ($10.0 million).

Alexey Ivanushkin concluded, “Our new investment program will secure Mechel’s position as one of the leading Russian mining and steel companies, and support the next phase of the Company’s growth. The investments planned for modernization and expansion will enable Mechel to increase profitability of its operations and enter new markets, while providing for additional organic growth opportunities and enhancing profitability and shareholder value.  On the whole, looking back at the year 2006, we are very pleased with our results, which further support the advantages of Mechel’s well-balanced model combining coal mining and steel production. Given the results of our operations and the trends observed in our key markets thus far in 2007, we believe that Mechel’s is well positioned to benefit from the positive demand environment throughout 2007”.

Financial Position

Cash expenditure on property, plant and equipment and acquisition of mineral licenses for the 2006 full year amounted to $397.8 million, of which $234.0 million was invested in the mining segment and $154.0 million in the steel segment.

For the 2006 full year, Mechel spent $162.6 million on acquisitions, comprised of $156.5 million spent on acquisition of Moscow Coke and Gas Plant OAO and $4.0 spent on acquisition of minority interest in other subsidiaries.

As of December 31, 2006 total debt was at $489.1 million. Cash and cash equivalents amounted to $172.6 million at the end of the year 2006 and net debt amounted to US$316.5 million (net debt is defined as total debt outstanding less cash and cash equivalents).

The management of Mechel will host a conference call today at 6:00 p.m. Moscow time (10:00 a.m. New York time, 3:00 p.m. London time) to review Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO

Alexander Tolkach

Head of International Relations & Investor Relations

Mechel OAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the FY 2006 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	2006	2005
Net income	603,249	381,180
Add:
Depreciation, depletion and amortization	196,227	167,600
Interest expense	38,183	40,829
Income taxes	230,599	136,643
Consolidated EBITDA	1,068,258	726,252

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	2006	2005
Revenue, net	4,397,811	3,804,995
EBITDA	1,068,258	726,252
EBITDA margin	24.3%	19.1%

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)

	December 31, 2006	December 31, 2005
Assets
Cash and cash equivalents	$172,614	$311,775
Trading securities	270,964
Accounts receivable, net of allowance for doubtful accounts of $19,592 in 2006 and $17,509 in 2005	191,172	140,649
Due from related parties	545	4,455
Inventories	653,079	496,658
Deferred cost of inventory in transit	14,125	49,893
Current assets of discontinued operations	9	88
Deferred income taxes	7,922	8,965
Prepayments and other current assets	324,600	347,000
Total current assets	1,635,030	1,359,483

Long-term investments in related parties	429,206	408,708
Other long-term investments	44,392	16,148
Non-current assets of discontinued operations	108	97
Intangible assets, net	4,746	7,590
Property, plant and equipment, net	2,012,828	1,508,984
Mineral licenses, net	269,851	242,006
Deferred income taxes	6,983	17,487
Goodwill	45,914	39,580
Total assets	$4,449,058	$3,600,083

Liabilities and Shareholders’ Equity
Short-term borrowings and current portion of long-term debt	$166,517	$389,411
Accounts payable and accrued expenses:
Advances received	88,278	47,369
Accrued expenses and other current liabilities	84,632	79,405
Taxes and social charges payable	143,037	144,715
Trade payable to vendors of goods and services	183,485	210,228
Due to related parties	2,353	2,935
Current liabilities of discontinued operations	508	109
Asset retirement obligation, current portion	3,444	4,236
Deferred income taxes	58,820	26,557
Deferred revenue	7,183	55,267
Pension obligations, current portion	11,044	8,189
Finance lease liabilities, current portion	6,066	887
Total current liabilities	755,367	969,308

Long-term debt, net of current portion	322,604	45,615
Restructured taxes and social charges payable, net of current portion	7,782	33,866
Asset retirement obligations, net of current portion	88,914	54,816
Pension obligations, net of current portion	59,170	43,510
Deferred income taxes	136,154	105,481
Finance lease liabilities, net of current portion	51,068	9,179
Commitments and contingencies
Minority interests	163,036	127,834

Shareholders’ Equity
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and 416,270,745 and 403,118,680 shares outstanding as of December 31, 2006 and 2005)	133,507	133,507
Treasury shares, at cost (13,152,065 common shares as of December 31, 2005)	—	(4,187)
Additional paid-in capital	412,327	321,864
Accumulated other comprehensive income	188,218	42,046
Retained earnings	2,130,911	1,717,244
Total shareholders’ equity	2,864,963	2,210,474
Total liabilities and shareholders’ equity	$4,449,058	$3,600,083

Consolidated Income Statements
(in thousands of U.S. dollars, except share and per share amounts)

	Year ended December 31,
	2006	2005	2004
Revenue, net (including related party amounts of $66,998, $65,431 and $68,806 during 2006, 2005 and 2004, respectively)	$4,397,811	$3,804,995	$3,635,955
Cost of goods sold (including related party amounts of $142,959, $73,829 and $12,334 during 2006, 2005 and 2004, respectively)	(2,868,564)	(2,469,134)	(2,225,088)
Gross profit	1,529,247	1,335,861	1,410,867

Selling, distribution and operating expenses:

Selling and distribution expenses	(418,901)	(450,238)	(367,514)
Taxes other than income tax	(82,140)	(90,683)	(69,285)
Accretion expense	(7,433)	(3,248)	(2,081)
Loss on write-off of property, plant and equipment	(2,418)	(12,667)	—
(Provision for) recovery of doubtful accounts	(2,722)	(3,569)	7,859
General, administrative and other operating expenses	(289,935)	(259,728)	(229,039)
Total selling, distribution and operating expenses	(803,549)	(820,133)	(660,060)
Operating income	725,698	515,728	750,807

Other income and (expense):
(Loss) income from equity investments	(9,858)	12,426	4,621
Interest income	8,314	10,049	2,375
Interest expense	(38,183)	(40,829)	(51,409)
Gain on revaluation of trading securities	50,688	—	—
Other income, net	69,401	65,920	836,817
Foreign exchange gain (loss)	58,773	(37,435)	1,884
Total other income and (expense), net	139,135	10,131	794,288
Income before income tax, minority interest, discontinued operations and extraordinary gain	864,833	525,859	1,545,095

Income tax expense	(230,599)	(136,643)	(175,776)
Minority interest in income of subsidiaries	(31,528)	(6,879)	(11,673)
Income from continuing operations	602,706	382,337	1,357,646
Income (loss) from discontinued operations, net of tax	543	(1,157)	(15,211)
Extraordinary gain, net of tax	—	—	271
Net income	$603,249	$381,180	$1,342,706
Currency translation adjustment	148,920	(53,822)	49,116
Adjustment of available-for-sale securities	11,203	2,181	(2,350)
Additional minimum pension liability	(4,669)	—	—
Comprehensive income	$758,703	$329,539	$1,389,472

Basic and diluted earnings per share:
Earnings per share from continuing operations	$1.48	$0.95	$3.63
Loss per share effect of discontinued operations	(0.00)	(0.00)	(0.04)
Earnings per share effect of extraordinary gain	0.00	0.00	0.00
Net income per share	$1.48	$0.95	$3.59
Weighted average number of shares outstanding	$408,979,356	$403,118,680	$373,971,312

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Year ended December 31,
	2006	2005	2004
Cash Flows from Operating Activities
Net income	$603,249	$381,180	$1,342,706
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	177,303	147,117	120,444
Depletion and amortization	18,924	20,483	17,376
Foreign exchange (gain) loss	(58,773)	37,435	(1,884)
Deferred income taxes	22,299	(12,535)	(11,217)
Provision for (recovery of) doubtful accounts	2,722	3,569	(7,859)
Inventory write-down	525	5,938	2,183
Accretion expense	7,433	3,248	2,081
Loss on write-off of property, plant and equipment	2,418	12,667	—
Minority interest	31,528	6,879	11,673
Gain on revaluation of trading securities	(50,688)	—	—
Change in undistributed earnings of equity investments	17,426	(10,426)	(4,621)
Non-cash interest on long-term tax and pension liabilities	6,173	13,749	11,425
Loss on sale of property, plant and equipment	1,320	1,801	5,736
Loss (gain) on sale of long-term investments	5,047	(2,743)	(803,405)
Gain on discharged asset retirement obligations	(2,112)	—	—
(Income) loss from discontinued operations	(543)	1,157	15,211
Gain on accounts payable with expired legal term	(843)	(23,347)	(1,250)
Gain on forgiveness of fines and penalties	(69,767)	(38,383)	(18,296)
Stock-based compensation expense	260	—	1,400
Amortization of capitalized costs on bonds issue	673	1,553	1,525
Pension service cost and amortization of prior year service cost	3,510	2,511	2,187
Extraordinary gain	—	—	(271)
Net change before changes in working capital	718,084	551,853	685,144
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	(9,004)	23,602	(2,831)
Inventories	(159,103)	14,614	(170,726)
Trade payable to vendors of goods and services	(47,940)	60,087	(1,305)
Advances received	35,128	(46,269)	4,902
Accrued taxes and other liabilities	24,715	14,868	4,176
Settlements with related parties	3,430	12,658	1,253
Current assets and liabilities of discontinued operations	(187)	57	(4,134)
Deferred revenue and cost of inventory in transit, net	(12,316)	4,624	(22,607)
Other current assets	2,116	(15,219)	(197,735)
Net cash provided by operating activities	554,923	620,875	296,137

Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired	(2,153)	(3,497)	—
Acquisition of minority interest in subsidiaries	(4,016)	(73,936)	(37,021)
Acquisition of Moscow Coke and Gas Plant	(156,474)	—	—
Investment in Yakutugol	—	(411,182)	—
Acquisition of Izhstal	—	—	(22,742)
Acquisition of Port Posiet	—	—	(29,966)
Acquisition of Kaslinsky Architectural Casting Plant	—	—	(996)
Investments in other non-marketable securities	(2,016)	(7,554)	(29,762)
Proceeds from disposal of non-marketable equity securities	6,507	19,388	875,967

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars, except share amounts)

	Year ended December 31,
	2006	2005	2004

Proceeds from disposals of property, plant and equipment	3,456	2,628	3,647
Purchases of mineral licenses	(6,382)	(93,033)	—
Purchases of property, plant and equipment	(391,460)	(427,521)	(303,411)
Net cash (used in) provided by investing activities	(552,538)	(994,707)	455,716

Cash Flows from Financing Activities
Proceeds from short-term borrowings	883,307	1,577,984	954,733
Repayment of short-term borrowings	(1,116,762)	(1,686,578)	(941,340)
Dividends paid	(189,583)	(194,154)	(5,145)
Proceeds from issuance of common stock	—	—	220,873
Purchase of treasury stock	(36,449)	—	—
Proceeds from disposal of treasury stock	1,248	—	—
Proceeds from long-term debt	415,345	14,815	75,241
Repayment of long-term debt	(110,840)	(20,180)	(52,093)
Repayment of obligations under finance lease	(9,048)	(757)	—
Net cash (used in) provided by financing activities	(162,782)	(308,870)	252,269

Effect of exchange rate changes on cash and cash equivalents	21,236	(30,284)	1,360

Net (decrease) increase in cash and cash equivalents	(139,161)	(712,986)	1,005,482

Cash and cash equivalents at beginning of year	311,775	1,024,761	19,279
Cash and cash equivalents at end of year	$172,614	$311,775	$1,024,761

Supplementary cash flow information:
Interest paid, net of amount capitalized	$(38,882)	$(43,354)	$(62,835)
Income taxes paid	$(196,913)	$(171,774)	$(136,473)

Non-cash Activities:
Net assets of subsidiaries contributed by minority shareholders in exchange for shares issued by subsidiaries	$9,641	$17,460	$340
Acquisition of plant and equipment in exchange for goods	$—	$—	$3,071
Acquisition of equipment under finance lease	$46,855	$10,291	$—
Conversion of debt into shares of subsidiaries	$20,482	$25,595	$—
Treasury shares issued to acquire subsidiary	$119,950	$—	$9,723

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: June 28, 2007